January 5, 2006

      Mail Stop 4561


Sam Medley
Chief Executive Officer
MV Fund II, LLC
7311 W. Charleston Boulevard, Suite 110B
Las Vegas, Nevada 89117

Re:	MV Fund II, LLC
      Post Effective Amendment One to Form S-1
      File No. 333-115444
      Filed on December 23, 2005

Dear Mr. Medley:

      This is to advise you that we have limited our review of the Registration Statement on Form S-1 noted above and have the following comments:

Form S-1
1. Because the purpose of MV Fund II, LLC is to invest in mortgage loans where the collateral is real property located in the United States, it appears that the appropriate Securities Act Form for this offering is Form S-11, as opposed to Form S-1. Please amend your registration statement to Form S-11, and address all applicable item requirements.

Guide 5-Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships
2. Pursuant to Item 1 of Guide 5, please revise to include summary cover page risk factor disclosure. In addition, revise the prospectus cover to include a tabular presentation of fund proceeds on a minimum/maximum basis.
3. Provide all applicable prior performance information required by
Guide 5, Item 8. Refer to Securities Act Release 6900. If you do not believe an item to be applicable, please advise us why. We may have further comments.
4. Pursuant to Item 18 of Guide 5, please revise the plan of distribution to address whether sponsor acquisitions of shares, if any, will be included towards the satisfaction of the minimum offering requirements.
5. Pursuant to Item 19.D of Guide 5, any sales literature that is to be used must be filed supplementally with the staff, including sales literature intended for broker-dealer use only. If you intend to use these materials, please submit them with your next filing.

Prospectus Cover Page
6. We note that your securities will be offered on a continuous basis. As a result, please revise to check the Rule 415 box to the facing page of your registration statement.

Summary Information - page 7

Estimated Use of Proceeds of Offering - page 8
7. We note that there is a $500,000 minimum amount that must be raised in order to begin the fund`s operation. Please revise to include the date by which the amount must be raised. Also, disclose the time frame within which funds will be returned to investors if the minimum number of units is not sold

Undertakings
8. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by he Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance.


      If you have any questions, please call Paul Fischer at (202) 551-3415 or the undersigned at (202) 551-3852.


      Sincerely,



      Michael McTiernan
      Special Counsel



Cc:  Scott Doney Esq. (by facsimile)

??

??

??

??

MV Fund II, LLC
January 5, 2006
Page 3